GUSRAE, KAPLAN & BRUNO, PLLC

ATTORNEYS AT LAW

120 WALL STREET

NEW YORK, NEW YORK 10005

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(212) 269-1400

TELECOPIER (212) 809-5449

CIRINO M. BRUNO *	OF COUNSEL
MELVYN J. FALIS, P.C.	ROBERT L. BLESSEY
DAVID A. GEHN	DAVID A. CARTER, P.A.†
MARTIN H. KAPLAN	BERT L. GUSRAE
SCOTT M. MILLER *
LAWRENCE G. NUSBAUM
ROBERT PEREZ

BILL SINGER
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*   MEMBER N.Y. AND N.J. BAR

†   MEMBER FLA. AND IOWA BAR

                                                                                            December 9, 2004

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

                                Re:          International Shipping Enterprises, Inc.

                                                Registration Statement on Form S-1 (File No. 3333-119719)

Dear Mr. Reynolds:

                On behalf of our client, International Shipping Enterprises, Inc. (the “Company”), set forth below are responses to your letter of comment dated December 8, 2004 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.  As only one of the comments contained in the Letter refers to language contained in the prospectus portion of the Registration Statement (Use of Proceeds, page 18), and we believe that a supplemental response to this comment is appropriate, we are filing herewith an amendment only to Part II to the Registration Statement, with such revisions to Exhibits 3.1 and 5.1, as we believe are necessary to respond to the additional comments in the Letter.  When we have indicated changes made to these exhibits in our responses below, we have made such changes in the exhibits which are filed with this Amendment No. 3 to the Registration Statement.

                On behalf of the Company, the following are our responses to the Staff’s comments:

GUSRAE, KAPLAN & BRUNO, PLLC

Mr. John Reynolds

December 9, 2004

Use of Proceeds, page 18

1.                                      We note the disclosure in the penultimate paragraph on page 18, that “any amounts not paid as consideration to the sellers of the target business may be used to finance operations of target business or to effect other acquisitions, as determined by our board of directors at that time.” Given the terms of the offering (Fair Market Value of the Target Business), that the initial target business must have a market value equal to at least 80% of the company’s assets at the time of such acquisition, it would appear that the company would have a minimal amount of funds and a possible change in control.  It is unclear how the company could effect other acquisitions.  Please clarify or delete.  In addition, please reconcile the disclosure on page 18 with the last paragraph in the prospectus summary and elsewhere as applicable.

RESPONSE:

                The Commission’s comment is noted.  The Company has the ability to utilize cash derived from the proceeds of this offering, its capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.  This is indicated in the first paragraph under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  The fourth paragraph of the section entitled “Use of Proceeds” also explains that “[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business.”  Therefore, while it is likely that the Company will consummate a business combination using primarily the cash held in the trust account, thereby making it difficult for the Company to effectuate additional acquisitions following a business combination, it is entirely possible that the Company could consummate a business combination using capital stock and/or debt and have sufficient funds remaining from the offering available to it following such a business combination in order to finance other operations of its business.  Accordingly, we believe the above-referenced statement is adequately disclosed in the Registration Statement and that no revision to the disclosure is necessary.

Additionally, we do not believe that the disclosure on page 18 of the Registration Statement is inconsistent with the language in the last paragraph of the prospectus summary or any other similar language in the prospectus.  The applicable language in the last paragraph of the prospectus summary provides: “While we may seek to effect business combinations with more than one target business, our initial business combination must be with a target business whose fair market value is at least equal to 80% of our net assets at the time of such acquisition. Consequently, it is likely that we will have the ability to effect only a single business combination.”  The applicable language in the Use of Proceeds section on page 18 of the Registration Statement provides: “To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as

GUSRAE, KAPLAN & BRUNO, PLLC

Mr. John Reynolds

December 9, 2004

well as any other net proceeds not expended will be used to finance the operations of the target business.” These provisions are consistent since the disclosure on page 18 of the Registration Statement, in no way states or even suggests that the Company would be able to effect more than a single business combination, but merely suggests that the Company may have additional capital available to finance its business, after the completion of that single business combination.  Accordingly, we believe that the above-referenced disclosure is in no way inconsistent with the language in the last paragraph of the prospectus summary nor any similar language contained elsewhere in the prospectus, and therefore no revision to the disclosure is necessary.

Legality Opinion

2.                                      Please state the number of shares and units being offered.

RESPONSE:

                We have revised the language in the first paragraph of Exhibit 5.1 so that it now provides the specific number of units, shares of common stock and warrants being offered by the Company.

3.                                      It appears that your statement “As to facts material to the opinions expressed below, with your permission we have relied solely upon, without independent verification or investigation of the accuracy of or completeness thereof, statements and representations of officers and other representatives of the Company,” contradicts the statement in the preceding paragraph that counsel reviewed the articles of incorporation, bylaws and other corporate documents in rendering this legality opinion.  Also, it is inappropriate for counsel to include assumptions that assume any of the material facts underlying the opinion or facts that are readily ascertainable.  You cannot assume that the registrant is legally incorporated nor any other material facts underlying the opinion.  Please revise and advise.

RESPONSE:

                We have deleted the following language from the third paragraph of Exhibit 5.1:

“As to any facts material to the opinions expressed below, with your permission we have relied solely upon, without independent verification or investigation of the accuracy or completeness thereof, statements and representations of the officers and other representatives of the Company.”

GUSRAE, KAPLAN & BRUNO, PLLC

Mr. John Reynolds

December 9, 2004

4.                                      Please remove the statement that this opinion is intended and can only be relied upon by International Shipping Enterprises, Inc.

RESPONSE:

                We have removed the language: “and is intended solely for your benefit, and can be relied upon solely by you” from the last paragraph of Exhibit 5.1.

5.                                      Revise your legality opinion to indicate that opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

RESPONSE:

We have revised the final paragraph of Exhibit 5.1 to include all of the language the Commission has requested.

Exhibit 3.1

6.                                      We note that the Amended and Restated Certificate of Incorporation of International Shipping Enterprises, Inc. has numerous inconsistencies.  Please see page 3 paragraphs C and D.  Please revise accordingly.

RESPONSE:

                The Commission’s comment is noted.  The errors referred to in the Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 with Amendment No. 2 to the Registration Statement are not contained in the actual Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware.  These errors in the copy filed with the Commission occurred when such document was converted to EDGAR and subsequently filed with the Commission.  We have reviewed Exhibit 3.1 for all such errors and inconsistencies that appeared in the exhibit originally filed and are filing a revised Amended and Restated Certificate of Incorporation herewith, including all corrections to such errors and inconsistencies.

GUSRAE, KAPLAN & BRUNO, PLLC

Mr. John Reynolds

December 9, 2004

We believe the responses above fully address the comments contained in the Letter.  As a result of the Commission’s Letter having raised very few comments, and the Company’s sincere desire to accelerate the Registration Statement and become effective, we request your kindest courtesies of an expedited response to this letter and to permit the Company’s Registration Statement to become effective as soon as possible.  It is the intention of the Company and Sunrise Securities Corp., which is acting as the representative of the underwriters of the offering, to request acceleration immediately after your final approval.  If there is anything that we can do to assist you in your final review, or if you have any questions regarding Amendment No. 3 to the Registration Statement, or the above responses, please contact the undersigned at (212) 269-1400.

Very truly yours,

/s/ Scott M. Miller

Scott M. Miller

Enclosures

cc:           William Underhill

                Craig Slivka

                David Alan Miller, Esq.

                Jeffrey M. Gallant, Esq.

                Glen T. Oxton, Esq.

                Katerina Shaw, Esq.